Exhibit 99.1

Ellomay Capital Announces Results of 2022 Annual General Meeting of Shareholders

Tel-Aviv, Israel, December 29, 2022 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that at the annual general meeting of the Company’s shareholders, held on December 29, 2022 (the “AGM”), the following proposals were adopted and approved by the required majority (including the special majority required in connection with proposals 2-3):

1.	Reelection of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.	Approval of purchase of directors and officers liability insurance policy;

3.	Approval of terms of employment of Mr. Asaf Nehama, the son of Mr. Shlomo Nehama, the Company’s Chairman of the Board and a controlling shareholder;

4.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2022 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

For more information, please see the Company’s Notice and Proxy Statement relating to the AGM, submitted on Form 6-K to the Securities and Exchange Commission on November 23, 2022.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com